Vivien Bai Senior Counsel 345 Park Avenue New York, NY 10154	Direct +1 212-407-4933 Main +1 212-407-4000 Fax +1 212-407-4990 vbai@loeb.com

June 24, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William Demarest, Kristina Marrone, Isabel Rivera and Mary Beth Breslin

Re:	Newbridge Acquisition Ltd Draft Registration Statement on Form S-1 Submitted May 9, 2025 CIK No 0001918414

Ladies and Gentlemen:

On behalf of our client, Newbridge Acquisition Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth of the Company’s response to the comments issued in a letter dated June 5, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, the Company is filing the revised Draft Registration Statement via Edgar (the “Amended DRS”).

For ease of reference, each comment contained in the Staff’s Letter is reproduced below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended DRS.

Draft Registration Statement on Form S-1 submitted May 9, 2025

Cover Page

1.	We note disclosure in the eleventh paragraph regarding sponsor compensation. Please expand to include a cross-reference to the applicable disclosures within your prospectus and include a statement regarding whether the sources of compensation could result in material dilution to your shareholders. Refer to Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on cover page of the Amended DRS.

Summary, page 1

2.	Please revise your table on page 6 to disclose the underwriter’s lock-up agreement. Refer to Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 7 and 114 of the Amended DRS.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

June 24, 2025 Page 2

3.	We note your statement on page 19 that your founder shares are identical to the ordinary shares in this offering. However, it appears that your founder shares have registration rights and transfer restrictions. Please reconcile your disclosure throughout your prospectus as applicable. Refer to Item 1602(b)(3) of Regulation S- K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 20-21 of the Amended DRS.

4.	Please expand your disclosure to discuss the consequences to your sponsor if an initial business consummation is not consummated. Refer to Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 15 and 30 of the Amended DRS.

5.	Please expand your disclosure to discuss whether you have any plans to seek additional financings and how the terms of such financings could impact unaffiliated shareholders. Refer to Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 16 of the Amended DRS.

6.	Disclose in the Summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 18-19 of the Amended DRS.

June 24, 2025 Page 3

Terms of Rights, page 21

7.	Please reconcile your disclosure that that holders of public rights will receive one- eighth of one ordinary share upon consummation of your initial business combination, with your disclosure here and on page 157 that they must hold rights in multiples of ten in order to receive shares for all the rights held.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 24 and 159 of the Amended DRS.

Summary of Risk Factors, page 35

8.	Please revise to limit your summary of risk factors to highlight the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 39 - 41 of the Amended DRS.

Risk Factors
Risks Related to Acquiring or Operating Businesses in the PRC, page 60

9.	Please revise to clarify that the risks associated with the PRC are not solely future risks associated with acquiring a business in the PRC, but are currently applicable to the company as a result of being based in the PRC and having directors and officers with significant ties to the PRC.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 60, 70, 72, 73 and 74 of the Amended DRS.

Recent greater oversight by the PRC government and Cyberspace Administration of China over cybersecurity and data security . . ., page 72

10.	Please revise your disclosure to explain how greater oversight by the Cyberspace Administration of China (CAC) impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 72-73 of the Amended DRS.

June 24, 2025 Page 4

Dilution, page 100

11.	We note disclosure on page 170 that your amended and restated memorandum and articles of association will provide that under no circumstances will you redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. We further note that the ordinary shares subject to redemption in the 100% of maximum redemption scenario of the dilution table causes net tangible assets to fall below the $5,000,001 minimum threshold. Please tell us how you considered reflecting this redemption restriction in your dilution table.

Response: In response to the Staff’s comment, we have revised the dilution table on cover page, pages 43, 101 and 102.

12.	We note your assumption here that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with a business combination. Please revise your disclosure to address the fact that you may need additional financing given that your target size consists of companies with significant revenue growth potential valued between $650 million and $2 billion, amounts greater than you could acquired with the net proceeds of this offering.

Response: In response to the Staff’s comment, we have revised the disclosure on page 100 of the Amended DRS.

Proposed Business
The Sponsor, page 109

13.	Please expand your disclosure to discuss the general nature of your sponsor’s business. Refer to Item 1603(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2 and 110 of the Amended DRS.

14.	Please address the material roles and responsibilities of the SPAC sponsor, its affiliates, and promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 2 and 110 of the Amended DRS.

June 24, 2025 Page 5

Principal Shareholders, page 149

15.	Please disclose the address of your sponsor, Wealth Path Holdings Limited. Refer to Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 151 of the Amended DRS.

Taxation, page 176

16.	Please revise the introductory language here and throughout this section to remove the term “certain” and confirm that the discussion addresses all material tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 178 and 180 of the Amended DRS.

Notes to Financial Statements, page F-7

17.	Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20. Reference is also made to ASU 2023-07.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-14.

June 24, 2025 Page 6

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4933, or Alex Weniger-Araujo, Partner of Loeb & Loeb LLP, at 212.409.4063. Thank you for your time and attention to this filing.

Sincerely,

/s/ Vivien Bai
Vivien Bai
Senior Counsel

cc:	Yongsheng Liu, CEO, Newbridge Acquisition Limited

Alex Weniger-Araujo, Partner, Loeb & Loeb LLP